# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Goodyear Tire & Rubber Company, CIK 0000042582
CUSIP: 382550101
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 200 Innovation Way, Akron, Ohio (OH), 44316-0001
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001815075

## Reporting persons
- Dan Hagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (3.5% of the class)

## Item 1. Issuer
Name of issuer: The Goodyear Tire & Rubber Company
Address of issuer's principal executive offices: 200 Innovation Way, Akron, Ohio

## Item 2. Person Filing
Name of person filing: Dan Hagan
Address of principal business office or, if none, residence: 601 E Broadway, Suite 203, PO Box 1225, Columbia, Missouri 65205
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,000,000 shares are beneficially owned by the reporting person. The shares beneficially owned by the reporting person include, in addition to shares owned directly by the reporting person, 3,000,000 shares held in a charitable trust for which the reporting person is the sole trustee.
Percent of class: 3.5%. The percentage of shares beneficially owned by the reporting person is calculated based upon 285,703,218 shares of common stock of the Issuer issued and outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
Sole power to vote or to direct the vote: 10,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dan Hagan: /s/ Dan Hagan, Dan Hagan (08/07/2025)